Issuer Free Writing Prospectus

Filed pursuant to Rule 433

Registration No. 333-144806

July 30, 2007

WuXi PharmaTech (Cayman) Inc.

(incorporated in the Cayman Islands)

WuXi PharmaTech (Cayman) Inc., or WuXi, has filed a registration statement on Form F-1 (including a prospectus) with the SEC for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and other documents WuXi has filed with the SEC for more complete information about WuXi and this offering. Investors should rely upon the prospectus and any relevant free writing prospectus for complete details. You may get these documents and other documents WuXi has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, WuXi, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling toll-free 1 800 221 1037 (Credit Suisse) or 1 866 430 0686 (JP Morgan). You may also access WuXi’s most recent prospectus dated July 24, 2007 included in the registration statement on Form F-1 by visiting EDGAR on the SEC website at http://www.sec.gov/Archives/edgar/data/1403132/000119312507160592/df1.htm.

RECENT DEVELOPMENTS

Although our operating results for the three months ended June 30, 2007 are not yet final and are subject to adjustment as described below, we estimate that they will include the following:

•	net revenues ranging from approximately $28.7 million to $30.2 million;

•	gross profit ranging from approximately $14.4 million to $15.2 million;

•	operating income ranging from approximately $7.3 million to $7.7 million; and

•	net income ranging from approximately $7.0 million to $7.4 million.

The general operating conditions prevailing during the second quarter of 2007 were generally consistent with those in the first quarter of 2007 and prior years.

Estimated second quarter 2007 net revenues reflects (i) estimated laboratory services net revenues of $23.9 million to $25.1 million, compared to $21.7 million in the first quarter of 2007 and $12.4 million in the second quarter of 2006; and (ii) estimated manufacturing net revenues of $4.8 million to $5.1 million, compared to $12.1 million in the first quarter of 2007 and $2.7 million in the second quarter of 2006. The increase in estimated net laboratory services revenues reflects our historical trend of increasing laboratory services revenues as we increased the number of projects and expanded our laboratory service offerings. Our manufacturing services, which are prone to fluctuation principally based on customer delivery schedules, have generally increased on an annualized basis as we have expanded and ramped up our manufacturing capabilities. Reflecting such fluctuations, manufacturing revenues in the first quarter of 2007 were substantially higher than the second quarter of 2007 primarily due to the delivery of manufactured goods to one major customer in accordance with its delivery schedule. We expect these fluctuations in revenues from our manufacturing business to continue for the remainder of 2007. During the second quarter of 2007, our deferred revenue balance increased by approximately $7.6 million, primarily in connection with our receipt of $6.2 million from a customer for manufactured products which we completed but could not ship to the customer pending its receipt of required regulatory licenses.

Estimated second quarter 2007 gross profits reflects (i) estimated laboratory services cost of revenues of $11.3 to $11.8 million, compared to $10.9 million in the first quarter of 2007 and $5.7 million the second quarter of 2006, respectively; and (ii) estimated manufacturing cost of revenues of $3.0 million to $3.2 million, compared $7.3 million in the first quarter of 2007 and $2.4 million in the second quarter of 2006, respectively. Second quarter 2007 gross profit margin is estimated to be approximately 50% compared to approximately 46% in both the first quarter of 2007 and the second quarter of 2006. This increase reflects primarily (i) as compared to the first quarter of 2007, improvements in estimated gross margins driven by cost of raw material savings and (ii) as compared to manufacturing gross margins of approximately 38% in the second quarter of 2007, manufacturing gross margins were approximately 11% in the second quarter of 2006 as at that time we had expanded our manufacturing capacity but had not yet ramped up production.

Estimated second quarter 2007 income from operations reflects operating expenses generally in line with recent quarters, except that second quarter 2007 estimated share-based compensation expenses of $1.2 million are approximately $2.1 million lower than in the first quarter of 2007. We recognize share-based compensation charges on a monthly basis as our options vest. During 2006, we granted a number of options but did not establish the option exercise price and therefore were unable to recognize any related share-based compensation in 2006 although the options were subject to vesting. In the first quarter of 2007, we confirmed the option exercise price for these options, causing us to recognize in full share-based compensation for those options from the grant date.

Our estimated operating results for the quarter ended June 30, 2007 are based upon our management accounts. These estimated results are subject to change and our actual results could differ significantly. For example, our determination of (i) manufacturing cost of revenues requires us to make decisions regarding various manufacturing cost and overhead allocations and other related determinations, and (ii) operating income and net income are subject to finalization of our accrued expenses, share-based compensation expenses and income taxes. For additional information regarding the various risks and uncertainties inherent in projections of this type, see “Forward-looking statements.” Our results for the quarter ended June 30, 2007 may not be indicative of our full year results for 2007 or future quarterly periods. Please refer to “Management’s discussion and analysis of financial condition and results of operations” included elsewhere in this prospectus for information regarding trends and other factors that may influence our results of operations.